Mail Stop 6010

September 25, 2007

Robin List
Chief Executive Officer
Remedent, Inc.
Xavier de Cocklaan 42, 9831
Deurle, Belgium

> **Re:** **Remedent, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed September 14, 2007**
> **File No. 333-144745**

Dear Mr. List:

We have limited our review of your registration statement to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1.   Please revise your fee table to address the issue in prior comment 1.

Selling Security Holders, page 34

2.   Given the nature and size of your transaction, we are unable to agree with your response to prior comment 2 that the transaction being registered is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Because you also do not appear to be eligible to conduct a delayed or continuous offering under Rule 415(a)(1)(x), you may not file a registration statement before the time that the selling security holders exercise the warrants and acquire the common stock. At that time, you may register the transaction on the form on which you are

eligible to register a primary offering, identify the selling security holders as underwriters in the registration statement, and include the fixed price at which the underwriters will sell the common stock for the duration of the offering.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Scott E. Bartel, Esq.